                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1   )*
                                           ------


                             SILVERADO FOODS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  828342 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               LAWRENCE D. FIELD
                  6846 S. CANTON, SUITE 110, TULSA, OK 74136
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JUNE 27, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 828342 10 5                                          PAGE 2 OF 5 PAGES

-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LAWRENCE D. FIELD
    ###-##-####
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    PF, 00
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER

    SHARES            3,035,977
                   ------------------------------------------------------------
 BENEFICIALLY      8  SHARED VOTING POWER

   OWNED BY           22,500
                   ------------------------------------------------------------
     EACH          9  SOLE DISPOSITIVE POWER

  REPORTING           3,035,977
                   ------------------------------------------------------------
    PERSON         10  SHARED DISPOSITIVE POWER

     WITH             22,500
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,058,477
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.09%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 828342 10 5                                          PAGE 3 OF 5 PAGES


     The Statement on Schedule 13D for Lawrence D. Field dated June 17, 1997, is hereby amended as set forth herein.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

     The total amount of funds used by Mr. Field to acquire the shares of Common Stock of Silverado reported in Item 5(c) was $373,720.24. This amount represents both personal funds of Mr. Field and funds borrowed through Mr. Field's margin accounts with Prudential Securities Incorporated and Smith Barney Inc.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

     (a) Mr. Field presently beneficially owns 3,058,477 shares of Common Stock of Silverado, or approximately 33.09% of the outstanding shares of Common Stock of Silverado.

     (b) Mr. Field has the sole power to vote or dispose of 3,035,977 shares of Common Stock of Silverado. Mr. Field holds a shared interest in voting and disposition power over 22,500 shares of Common Stock of Silverado owned by Legacy Investment Partnership,

     (c) Information with respect to transactions in the Common Stock Silverado effected during the past sixty days by Mr. Field is set forth on the schedule incorporated herein by reference and attached hereto as Exhibit A.

     (d) Regent Private Capital Corp., of which Mr. Field is controlling shareholder, and Legacy Investment Partnership, in which Mr. Field is a partner, have the right to receive dividends from, and the proceeds from the sale of, 721,063 shares and 22,500 shares, respectively, of Common Stock of Silverado included in the beneficial ownership of Mr. Field in Item 5(a) and (b) above.

     (e)  Not applicable.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

Exhibit A      Schedule of transactions in the Common Stock of Silverado within the past sixty days

                      *   *   *  *   *   *  *  *  *  *  *

                                 SCHEDULE 13D

CUSIP NO. 828342 10 5                                          PAGE 4 OF 5 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated:  July 17, 1997

                                      /s/ Lawrence D. Field
                                      --------------------------------------
                                          Lawrence D. Field

                                   EXHIBIT A
                                   ---------



                            NO. OF
                            SHARES
  DATE                     ACQUIRED                      PRICE
  ----                     --------                      ------
05/06/97                     27,211                        2.62
06/03/97                      5,000                       1 3/8
06/03/97                      4,500                       1 1/4
06/03/97                     25,000                        1.25
06/04/97                     10,000                        1.50
06/04/97                     25,000                        1.50
06/05/97                     20,000                       1 1/8
06/05/97                     24,200                       1.177
06/06/97                      5,000                       1 1/4
06/10/97                     25,000                      1 3/16
06/10/97                     34,123                        0.44
06/17/97                     25,000                       1.075
06/18/97                     20,000                       1.063
06/27/97                      2,300                       1.063
06/27/97                     47,700                       1.125
